UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  Stelmar Shipping Ltd.

Title of Class of Securities:  Common Stock

CUSIP Number: V8726M103

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                       George Karageorgiou
                      c/o Stelinvest Corp.
                          Status Center
                          2A Areos Str.
                       Vouliagmeni, 16671
                         Athens, Greece
                      Tel: 011-301-967-0001

     (Date of Event which Requires Filing of this Statement)

                          March 6, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Stelchi Holding Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Liberia

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power: 1,075,000


8.  Shared Voting Power:


9.  Sole Dispositive Power: 1,075,000


10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,075,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11): 9.93%



14. Type of Reporting Person

         HC

CUSIP No. V8726M103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Clelia Haji-Ioannou

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Britain and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power: 1,075,000


8.  Shared Voting Power:



9.  Sole Dispositive Power: 1,075,000


10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,075,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11): 9.93%



14. Type of Reporting Person: IN

Item 1.  Security and Issuer

         This statement relates to shares of common stock (the
         "Common Stock") of Stelmar Shipping Ltd. (the
         "Company"). The Company's principal executive office is located at Status Center 2a Areos Str. Vouliagmeni
         16671, Athens, Greece.

Item 2.  Identity and Background

         This statement is being filed on behalf of Stelchi Holding Ltd. ("Stelchi"), a Liberian corporation, and Clelia Haji-Ioannou (together referred to as the "Reporting Persons"). The principal business of each of the Reporting Persons is to act as an investor; the principal office of Stelchi is Status Center, 2a Areos Str. Vouliagmeni 16671, Athens, Greece. The residence of Clelia Haji-Ioannou is at Park Place, B 234/5, 5.Impasse de la Fontaine, Monte Carlo, Monaco MC 98000.

         Clelia Haji-Ioannou is the sole shareholder of Stelchi, and George Karageorgiou is the president and a director of Stelchi. Ms. Haji-Ioannou is not associated with the Company.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Ms. Haji-Ioannou is a citizen of Britain and Cyprus.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, the Reporting Persons beneficially own, in the aggregate,1,075,000 shares of the Company's Common Stock. 900,000 shares were owned previously. 175,000 shares of Common Stock were purchased from the underwriters in the Company's initial public offering, for $2,100,000. The funds for the purchase of the Common Stock came from Stelchi's working capital.

Item 4.  Purpose of Transactions.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes only.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 1,075,000 shares of the Company's Common Stock. Based on information received from the Company, there are 10,824,750 shares of the Company's Common Stock outstanding as of March 6, 2001. Therefore, the Reporting Persons beneficially own an aggregate of 9.93% of the Company's outstanding shares of Common Stock. Stelchi beneficially owns all of the above mentioned shares. As Stelchi's sole shareholder, Clelia Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the shares of the Company's Common Stock that Stelchi currently beneficially owns. However, Ms. Haji-Ioannou disclaims beneficial ownership of such Common Stock for any other purpose.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Under a lock-up agreement with the underwriters of the Company's initial public offering, Stelchi is precluded from transferring any shares for 270 days from March 6, 2001, except in certain circumstances.

         Other than as set forth above, the Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common
         Stock.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Lock-up Agreement

Signature.

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Stelchi Holding Ltd.

By: /s/ George Karageorgiou
    George Karageorgiou
    President


    /s/ Clelia Haji-Ioannou
    Clelia Haji-Ioannou


March 16, 2001

                         Exhibit A



                                            March 5, 2001


                   Stelmar Shipping Ltd.
              Public Offering of Common Stock



Jefferies & Company, Inc.
Alpha Finance U.S. Corporation,
As Representatives of the Several Underwriters
c/o Jefferies & Company, Inc.
11100 Santa Monica Boulevard
Los Angeles, CA 90025

Dear Sirs:

         As an inducement to the Underwriters to execute the underwriting agreement among Jefferies & Company, Inc. and Alpha Finance U.S. Corporation (the "Underwriting Agreement"), pursuant to which an offering will be made that is intended to result in an orderly market for Common Stock (the "Securities") of Stelmar Shipping Ltd. (the "Company"), the undersigned hereby agrees that from the date hereof and until 270 days after the public offering date set forth on the final prospectus used to sell the Securities (the "Public Offering Date") pursuant to the Underwriting Agreement, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Jefferies & Company, Inc. In addition, the undersigned agrees that, without the prior written consent of Jefferies & Company, Inc., it will not, during the period commencing on the date hereof and ending 270 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

         Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Notwithstanding the foregoing, the following transactions will not be subject to this Agreement: (i) the sale of any shares of Securities as an acceptance of an offer to purchase the majority of the outstanding shares of Securities; (ii) the pledge by the undersigned of the Securities to a financial institution as security in connection with a bona fide financing transaction; provided, however, that any such financial institution shall agree in writing, prior to or contemporaneously with such pledge, to be bound to the provisions of this agreement to the same extent as the undersigned; and (iii) any transaction relating to Securities or Securities acquired by the undersigned in the open market. A transfer of Securities to a family member, corporation or partnership (if the transferee and the undersigned are affiliates) or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement.

         In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

         This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before July 31, 2001.

                             Very truly yours,


                             Stelchi Holding Ltd

                             By:  /s/ George Karageorgiou
                                  George Karageorgiou
                                  President










                           -10-
02509004.AA5